
Mail Stop 3628

May 12, 2009

By Facsimile (313) 465-7455 and U.S. Mail

Donald J. Kunz, Esq.
Honigman Miller Schwartz and Cohn LLP
2290 First National Building
660 Woodward Avenue
Detroit, MI 48226-3506

Re: Ramco-Gershenson Properties Trust
PREC14A filed on April 28, 2009
DEFA14A filed on April 29, 2009
DEFA14A filed on April 10, 2009
File No. 1-10093

Dear Mr. Kunz:

We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement referenced above.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A Filed on April 289, 2009

General

1.   Please ensure that the proxy statement is clearly identified as a preliminary version until disseminated to shareholders. Refer to Rule 14a-6(e)(1).

2.   Please fill in all blanks in your next amendment.

What is the current status of Equity One's Trustee nominations, page 1

3.	We note your disclosure here and elsewhere in the proxy statement concerning Equity One's intention to nominate its own slate of two nominees for election as Trustees at the 2009 annual meeting. Please revise throughout to include disclosure that Equity One has filed a proxy statement identifying two nominees for election as Trustees.

Proposal 1—Election of Trustees, page 9

4.	We note your disclosure that each of the Trust's nominees has consented to serve if elected. Please also disclose whether each of your nominees has consented to be named in your proxy statement. See Rule 14a-4 (d).

5.	We consider a background description of the contacts between you and Equity One leading up to this solicitation to be material information with respect to this solicitation. For example, please expand your disclosure concerning your discussions with Equity One with regard to the Equity One's indication of a business combination interest with you to specify the approximate dates of your contact with Equity One and describe the form of the communication(s) (e.g., letter, e-mail, telephone, in person, etc.). In addition, describe the specifics of any discussions between the parties, providing sufficient background as necessary to make the context clear.

6.	You indicate that Equity One rejected your settlement proposal and indicated that it was "unwilling to agree to any expansion of the Board, intended to oppose the Board's nominees and desired other conditions to be satisfied." Please explain what other conditions Equity One was referring to in their response to you.

7.	You state that "[g]iven Equity One's rejection of the Trust's proposal, among other reasons, the Board continues to recommend reelection of the Board's nominees. Please explain what you mean by "among other reasons."

8.	You indicate that the Trust is in the "process of undertaking a review of financial and strategic alternatives to enhance shareholder value." Please explain what this process entails, the potential types of transactions being considered, and how it will enhance shareholder value. In addition, the proxy statement disclosure should be generally updated as necessary to describe any significant developments in this process.

Solicitation of Proxies, page 21

9.	You state that you intend to solicit proxies mail, personally, telephonically, through the Internet or by facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which Websites you plan to utilize.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Song Brandon
                                        Special Counsel
                                        Office of Mergers & Acquisitions